April 26, 2005

Mr. Mike Moran

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 0308

Washington, DC  20549

Re:          SEC Comment Letter on Form 10K for the Year-Ended December 25, 2004

File No.: 0-22012

Dear Mr. Moran:

We are writing in response to your letter of April 12, 2005 in which you made comments relating to our Form 10-K for the year-ended December 25, 2004 (“Comment Letter”).  The goal is to provide you with detailed answers where requested.  Where we have analyzed your comment and agree with your conclusion, we simply agree to implement your requests in future filings as required by the Comment Letter.  The numbers set forth below correspond to the numbered comments in the Comment Letter.  In your closing paragraphs in the Comment Letter, you request that we make certain statements in writing.  Accordingly, with my signature below, I am making these statements on behalf of Winmark Corporation (“Winmark”):

•                  Winmark is responsible for the adequacy and accuracy of the disclosure in all filings;

•                  Winmark understands that Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Winmark may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under federal securities laws of the United States.

Below we have responded to each of your 23 comments in the Comment Letter after restating each question in its entirety (in italics):

General

1.                                       Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future filings.

We agree to make all additional disclosures and/or other revisions to be made in accordance with your comments in Winmark’s future filings, beginning with our next filing on Form 10-Q for the three month period ended March 26, 2005 or on Form 10-K for the year ending December 31, 2005 as indicated in the response to each comment.  Where our analysis supports a conclusion different from that in the Comment Letter, our analysis and explanation is in this letter.  In accordance with the Comment Letter, we have not included the actual disclosures we intend to make in future filings.

Item 1: Business

Franchise Operations, page 3

2.                                       It appears that you report royalties, merchandise sales, franchise fees and other revenues for each of your brands in the financial information used to produce your general-purpose financial statements.  If so, please disclose for each of the last three fiscal years the amount or percentage of total revenue contributed by each of your four franchised brands that accounted for more than 10% of your consolidated revenues in any of the past three years.  Please refer to Item 101(c)(i) of Regulation S-K.  If not, please provide to us a brief description of the discrete financial information that is available for each of your brands.

As suggested, we agree to provide additional disclosure regarding the amount and percentage of total revenue contributed by each of our four franchised brands that account for more than 10% of our consolidated revenues for each of the years in the three-year period ending December 31, 2005.  These additional disclosures will be reflected in our Form 10-K for the year ending December 31, 2005.

3.                                       We note that you began franchising in Canada in 1991 and had 70 franchised stores open in Canada as of the end of 2004.  However, you disclose that you generate all of your revenues from United States operations other than 2004 franchising revenues from Canadian operations of approximately $1.8 million.  Please confirm to us that your Canadian franchise operations did not generate franchising revenues prior to 2004.  If you generated franchise revenues from Canadian operations in 2003 and 2002, please revise to disclose the amount of franchise revenues from Canadian franchises for those fiscal years.

We have generated franchising revenues each year since the commencement of our Canadian franchising operations in varying amounts.  We agree to disclose our franchising revenues generated from Canadian franchising operations for each of the years in the three-year period ending December 31, 2005.  This disclosure will be reflected in our Form 10-K for the year ending December 31, 2005.

Item 6:  Selected Financial Data, page 14

4.                                       Please briefly describe, or cross-reference to a discussion of, business combinations and other factors, such as nonrecurring charges, that materially affect the comparability of the information for the periods presented.  See Instruction 2 of Item 301 of Regulation S-K.

We agree to make the additional disclosures or cross-reference requested by this comment in future filings.  This disclosure will be reflected in our Form 10-K for the year ending December 31, 2005.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 15

5.                                       Please disclose the types of expenses that you include in the cost of merchandise sold line item and the types of expenses that you include in the selling, general and administrative expenses line item.  In doing so, disclose how you classify buying and occupancy costs of your retail operations.  Tell us whether inventory costs and the cost of merchandise sold line item include inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs.  If you currently exclude a portion of these costs from cost of sales or exclude shipping and handling costs and other costs of your distribution network from cost of sales, please disclose:

•                  the line items that the excluded costs are included in and the amounts included in each line item for each period presented; and

•                  that your gross margins may not be comparable to those of other entities, since some entities include fulfillment costs and costs related to their distribution network in cost of merchandise sold.

The following items are included in cost of merchandise sold:  cost of merchandise sold at the Company-owned retail stores and through our buying group to our franchisees, freight in, third-party warehouse fees (these are on a per order basis), and inventory adjustments.  As per the disclosure on the bottom of page 15 of our 2004 Form 10-K, the major components of S,G & A expenses include: salaries, wages and benefits, advertising, travel and rent.  These five items account for $11.4 million (or 86%) of the $13.3 million in S,G&A for the year ended December 25, 2004.  The next largest item is legal and professional fees, which were approximately $900,000 in 2004.

Currently, our retail operations consist of three company-owned stores that specialize in the purchase and sale of gently used and new products.  As such, we do not have any significant direct buying, purchasing, receiving, inspection and warehousing costs for our retail operations.  We do not have a Company-owned warehouse that supports our retail operations.  Occupancy costs for our retail stores are included in S,G&A.  We believe that we are properly classifying merchandise cost, freight in, outside warehousing and inventory adjustments in our cost of merchandise sold.  We will disclose in our future filings, beginning with our Form 10-Q for the three months ended March 26, 2005, our legal and professional fees incurred.  We will also change the term rent to occupancy.

Results of Operation, page 16

General

6.                                       In circumstances where you describe more than one reason for a significant change between periods in key financial data or indicators, please quantify the incremental impact of each individual item on the overall change.  For example, in your discussion of cost of merchandise sold, please quantify the reduction in cost of merchandise sold as a result of the closure of Music Go Round® stores in 2004 and the increase in inventory discounts in 2002, and in your discussion of selling, general and administrative expenses for fiscal year 2003 versus 2002, please quantify the changes in depreciation, office supplies and outside services, advertising and stock compensation expense.  Please also provide an analysis and discussion of the underlying business reasons for each of the changes you identify.  In addition, in circumstances where changes in the items included in a line item that you identify and quantify do not explain the majority of the change in the line item, please identify and quantify, and provide an analysis of, the other items that comprise the change.  For example, in your discussion of selling, general and administrative expenses for 2004 compared to 2003, please identify and provide an analysis of the significant factors that accounted for the remaining decrease.  Further, please provide an analysis of changes in key financial data or indicators for each year presented.  For example, please include a discussion of changes in gain on sale of marketable securities and interest and other income for 2003 as compared to 2002.

We agree to make additional disclosures beginning with our Form 10-Q for the three month period ended March 26, 2005, that quantify the impact of individual items under key financial indicators.  We will quantify material changes of items impacting selling, general and administrative expenses.

Revenue, page 16

Royalties and Franchise Fees, page 16

7.                                       Please quantify royalties and franchise fees from each of your brands for the years presented and provide an analysis of trends that have or are reasonably likely to have a material affect on your results of operations.  For example, please provide an analysis and discussion of your plan to slow down and ultimately reverse the declining trend in the number of your Play It Again Sports® Franchises.  Please also provide an analysis and discussion of the underlying reasons for the changes in each revenue category for the years presented, including system-wide sales of franchises, the number of franchises opened and renewed and the number of franchise stores closed or sold with quantification of impacts on your revenues where possible.  Please refer to SEC Release No. 33-8350 and Item 303(a)(3)(iii) of Regulation S-K.

In future filings, we agree to provide additional disclosure, beginning with our Form 10-Q for the three month period ended March 26, 2005, regarding the underlying reasons for material changes to our revenue categories: royalties, merchandise sales, franchise fees and other.

We believe that we can comply with your request regarding “trends that are or are reasonably likely to have a material affect on your results of operations” without disclosing royalties and franchise fees by brand.  To the extent possible we will discuss trends that have or are reasonably likely to have a material affect on our results of operations.  Please note, however, that unlike traditional retailers, we do not run the individual stores that are owned by our franchisees.  This makes trend analysis and quantification more challenging.

Liquidity and Capital Resources, page 18

8.                                      Please provide an analysis of the trends and variability in your cash flows for each of the periods presented.  In doing so, provide an analysis of cash flows from:

•                  operating activities for 2003 and 2002 including a discussion of the trend in cash flows generated by operations and the reasons for the variability in accounts receivable, inventories, accounts payable and other assets and liabilities to the extent necessary for investors to ascertain the likelihood that past performance is indicative of future performance; and

•                  financing activities for 2002 including a discussion of the variability in proceeds from equity transactions and their importance to cash flows for the periods presented.

Please also include a discussion and analysis of cash flows related to your marketable securities and the uncertainties related to cash flows of your leasing operations.  Please refer to SEC Release No. 33-8350.

We agree to provide additional analysis and disclosure, beginning with our Form 10-Q for the three months ended March 26, 2005, regarding a detailed breakdown of cash flows generated from operations.

Critical Accounting Policies, page 19

9.                                       Please provide a more insightful, quantified analysis about the uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements.  For example, you cite royalty revenue accruals and accounts and notes receivable collectability as critical accounting policies, yet it is not clear why they are critical accounting policies and what the effect of a significant change in estimate would have on your financial statements, In addition, discuss to the extent material, how accurate your estimates and assumptions have been in the past and whether the estimates are reasonably likely to change in the future.  Please refer to SEC Release No. 33-8350.

We agree to make the additional disclosures requested by this comment in future filings.  This disclosure will be reflected in our Form 10-Q for the quarter ended March 26, 2005.  Specifically, we intend to discuss the accuracy of our historical estimates as well as adding a critical accounting policy entitled “Impairment of Long-Term Investments.”

Item 8: Financial Statements and Supplementary Data

General

10.                                 We note that your investments exceed 40% of your consolidated assets.  Please explain to us whether Winmark Corporation is an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940 and how you made the determination.  Please tell us the value of “investment securities” as defined in Section 3(a)(2) of the Investment Company Act and the amounts of total assets for each entity included in your consolidated financial statements on an unconsolidated basis as of December 25, 2004.  If Winmark is an investment company under Section 3(a)(1)(C), please explain to us how Winmark is in compliance with the Investment Company Act.  For example, please explain in detail whether Winmark can rely on Rule 3a-1 of the Investment Company Act.

We are aware that our investment securities exceed 40% of our consolidated assets.  The value of “investment securities” as defined in Section 3(a)(2) of the Investment Company Act of 1940 as of December 25, 2004 was $11,690,020.  We have four entities that are included in our consolidated financial statements:  Winmark Corporation; Winmark Business Solutions, Inc.; Winmark Capital Corporation and Grow Biz Games, Inc.  The amount of total assets for each entity on an unconsolidated basis as of December 25, 2004 was $24,927,544 for Winmark Corporation; $550,188 for Winmark Business Solutions, Inc.; $1,394,711 for Winmark Capital Corporation and ($29,442) for Grow Biz Games, Inc.

The Board of Directors and Audit Committee have been involved in reviewing the question as to whether Winmark is an investment company.  We have engaged Stradley Ronon Stevens & Young, LLP, Washington, DC, and they have provided us with an analysis of the availability of an exemption from the Investment Company Act.  In addition, Winmark is aggressively pursuing a strategy to reduce our percentage of investment securities below 40% of our total assets.  Winmark’s equipment leasing operations continue to add assets to our balance sheet, thereby reducing the concentration of investment securities.

With respect to our existing business, Winmark has always been and continues to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.  We believe that Winmark is exempt from investment company status under Section 3(b)(1) of the Investment Company Act.  The Securities and Exchange Commission historically has taken the position that its determination of an issuer's primary business under Section 3(b)(1) is based on five principal factors: (1) the issuer's historical development; (2) its public representations of policy; (3) the activities of its officers and directors; (4) the nature of its present assets; and (5) the sources of its present income.  Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (1947).  The only one of the five factors that raises an investment company status issue for Winmark is its asset composition.  In light of the foregoing, we believe that Winmark is currently exempt under Section 3(b)(1).

Consolidated Statements of Cash Flows, page 28

11.                                 You disclose that marketable securities include fixed income securities with maturities in excess of three months.  Please tell us why it is appropriate to report purchases and proceeds on sale of marketable securities on a net basis.  Please refer to paragraph 13 of SFAS 95.  If you are netting cash receipts and disbursements related to the sale and purchase of investments that do not qualify for net reporting, please revise to separately disclose those receipts and disbursements in cash flows from investing activities.  See paragraphs 16 and 17 of SFAS 95.

We will revise our future filings, beginning with our Form 10-Q for the three months ended March 26, 2005, to separately report purchases and proceeds on sales of marketable securities.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income, page 27

12.                                 Please disclose reclassification adjustments and the amounts of income tax expense or benefit allocated to other comprehensive income, including reclassification adjustments, either on the face or in the notes to your financial statements.  See paragraphs 20 and 25 of SFAS 130.

We agree to make the additional disclosures, beginning with our Form 10-Q for the three months ended March 26, 2005, to disclose reclassification adjustments and the amount of income tax expense and benefit allocated to other comprehensive income.

Notes to the Consolidated Financial Statements, page 29

General

13.                                 Please disclose depreciation expense for each period presented as required by paragraph 5 of APB 12.  You may do so in the statements of cash flows to the extent you separately state amortization expense.

We agree, beginning with our Form 10-Q for the three months ended March 26, 2005, to disclose our depreciation expense for each period.

14.                                 We note that you have not disclosed information about operating segments as required by SFAS 131.  Please tell us the operating segments you have identified in accordance with paragraphs 10-15 of SFAS 131 and how you have aggregated your operating segments into reportable segments.  In that regard, please tell us if you identified your franchise business and leasing business as operating segments, and if not, why.  If so, please tell us why the franchise segment is not reported separately as required by paragraph 18 of SFAS 131, or why the franchise and leasing segments meet the aggregation criteria in paragraph 17 of SFAS 131.  In future filings, please disclose the factors used to identify reportable segments and provide the segment information, disclosures and reconciliations required by SFAS 131.

During 2004, we had the following operating segments in accordance with SFAS 131: i) Play it Again Sports, ii) Once Upon a Child, iii) Plato’s Closet, iv) Music Go Round v) Winmark Business Solutions, Inc., and vi) Winmark Capital Corporation.  We have aggregated our operating segments into two reportable segments a) franchising (items i. through iv.) and b) leasing (items v. and vi.)  We did identify franchising and leasing as separate reportable segments, but did not report them separately because (i) substantially all of our business was franchising which was disclosed, and (ii) our leasing activities were small relative to our overall financial performance (less than 1% of our consolidated revenues and less than 10% of our consolidated income from operations).

In our Form 10-Q for the three months ended March 26, 2005, we will disclose the factors used to identify reportable segments and provide the segment information (for both franchising and leasing), disclosures and reconciliations required by SFAS 131.

Investments, page 30

15.                                 Please disclose the basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined.  See paragraph 21(b) of SFAS 115.

We will provide additional disclosure as requested beginning with our Form 10-K for the year ending December 31, 2005.  The method we use to reclassify amounts out of accumulated other comprehensive income into earnings is determined by taking the actual cost (when our entire position in a securities has been sold in one block) or the average cost of the securities (when portions of an existing position have been sold).

Note 3: Investments, page 32

16.                                 Please disclose total gains for securities with net gains and total losses for securities with net losses in accumulated other comprehensive income as required by paragraph 19 of SFAS 115.

We agree to make the additional disclosures requested beginning with our Form 10-K for the year ending December 31, 2005.

17.                                 It appears that your equity method investees meet the criteria in Rule 1-02(w) of Regulation S-X for a significant subsidiary on an aggregated basis.  Please provide the summarized financial information as to assets, liabilities and results of operations as detailed in Rule 1-02(bb) of Regulation S-X on group basis.  See Rule 4-08(g)(1)(ii) of Regulation S-X and paragraph 20(d) of APB 18.

For periods, annual or interim, in which our equity method investments meet the quantitative criteria of Rule 1-02(w) of Regulation S-X on an aggregated basis, we will disclose the summarized financial information as to assets, liabilities and results of operations as detailed in Rule 1-02(bb) of Regulation S-X on an aggregated basis for our equity method investees.  At the end of fiscal 2004, the carrying value of our equity method investments divided by our total assets reached the ten percent threshold for the first time and equaled 10.8% and were therefore deemed a significant subsidiary.  At the end of the first quarter of 2005, however, that percentage declined to 9.8%.  For the first quarter of 2005, we believe that our equity method investments do not meet the quantitative criteria in Rule 1-02(w) of Regulation S-X on an aggregated basis.  We will monitor the three quantitative tests in Rule1-02(w) on an annual basis to determine the appropriate disclosures.

18.                                 Please tell us whether you estimated the fair value of your cost method investment in Tomsten.  If so, please disclose the fair value of the investment and the method and significant assumptions used to estimate its fair value.  Please refer to paragraph 10 of SFAS 107.  Please also tell us the results of your impairment evaluation as of the end of 2004.  If you do not estimate the fair value of your investment in Tomsten, please disclose, if true, that there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment, and disclose the reasons why it is not practicable to estimate its fair value.  Please see paragraphs 14 and 15 of SFAS 107 and paragraph 22 of EITF 03-1.  In addition, please tell us the factors you considered in determining that your cost method investments are not impaired or not other-than-temporarily impaired.  See paragraph 6 of APB 18 and paragraph 16 of SFAS 115.

We did not estimate the fair value of our cost method investment in Tomsten, Inc. as of December 25, 2004.  On an annual basis, however, we conduct an impairment analysis of Tomsten, Inc., and in 2004, we concluded that the carrying value of our investment in Tomsten was properly recorded at its average cost per share of $3.21 with no impairment issues.  During 2004, there was an identified event or change in circumstances (a completed equity financing during the first quarter of 2005), but given that it was at a higher per share price ($4.50 per share) versus the per share price of the prior round ($3.00 per share), we do not believe that it had a significant adverse effect on the fair value of the investment.   We believe that it is not practicable to estimate the fair value of Tomsten given that it is a private company that is at an early-stage of development.  It does not have a history of profitability and positive operating cash flows.  We considered the following factors when determining that our cost method investments are not impaired or not other-than-temporarily impaired:  their financial performance, discussions with management regarding future prospects, and reviewing terms of recent financings.

Note 4, Receivables, page 34

19.                                 Please disclose your provision for doubtful accounts and notes as required by Rule 5-03(b)(5) of Regulation S-X.  Please also disclose the information required by Rule 12-09 of Regulation S-X with respect to your allowance for doubtful accounts receivable either in the notes to your financial statements or in Schedule II.  See Rule 5-04(a)(2) of Regulation S-X.  If you file Schedule II, please include an opinion from your independent accountants covering the schedule.

We agree to make the additional list disclosures as requested beginning with our Form 10-K for the year ending December 31, 2005.

Item 9A: Controls and Procedures, page 42

20.                                 You are required to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.  See Item 307 of Regulation S-K.  Disclosing that your disclosure controls and procedures are adequately designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rule and form does not comply with Item 307 of Regulation S-K.  Please confirm to us that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report.  Please also revise your future filings to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

We confirm that Winmark’s Chief Executive Officer and Chief Financial Officer concluded that Winmark’s disclosure controls and procedures were effective as of the end of Winmark’s fiscal year ended December 25, 2004.  Further, we agree to make the additional disclosures requested by this comment in future filings beginning with our Form 10-K for the year ending December 31, 2005.

Item 10: Directors and Executive Officers of the Registrant, page 43

21.                                 Please include the information required by Item 401(h) of Regulation S-K or incorporate by reference the caption in your Proxy Statement that includes the information.  We note that the section of your Proxy Statement entitled “Executive Officers and Key Personnel” that you incorporated by reference does not agree to the title of the section in the Proxy Statement that contains the required information.  Regulation 12(b)-23(b) of the Exchange Act requires material incorporated by reference to be clearly identified.  Please revise.

We agree to make the additional disclosures and changes requested by this comment in our Form 10-K for the year ending December 31, 2005.

Item 11: Executive Compensation, page 43

22.                                 Please include the information required by Items 402(g) and (j) of Regulation S-K or incorporate by reference the caption in your Proxy Statement that includes the information.

We agree to make the additional disclosures requested by this comment in our Form 10-K for the year ending December 31, 2005.

Signatures

23.                                 The report must be signed by your principal executive officer, your principal financial officer, your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.  Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report.  Please file an amendment containing the signature of your controller or principal accounting officer.  See General Instruction D to Form 10-K.

We agree to amend our annual report on Form 10-K for the year-ended December 25, 2004 to include the signature of our principal accounting officer, Gary Stofferahn.  We will also make clear on the signature page that Brett D. Heffes is the Company’s principal financial officer.

If you have any questions regarding the above analysis, please contact Mark Hooley, our Vice President and General Counsel at 763/520-8405, or me at 763/520-8415.

Best Regards,

WINMARK CORPORATION
By:	/s/ Brett D. Heffes
Brett D. Heffes
Chief Financial Officer and Treasurer

BDH/ks

cc:	Bill Thompson
Mark Hooley